

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2017

Zami Aberman
Chairman and Co-Chief Executive Officer
Pluristem Therapeutics Inc.
MATAM Advanced Technology Park
Buidling No. 5
Haifa L3 31905 Israel

> **Re: Pluristem Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed June 23, 2017**
> **File No. 333-218916**

Dear Mr. Aberman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

Division of Corporation Finance
Office of Healthcare and
Insurance

cc: Oded Har-Even, Esq.